April 7, 2008

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Barros

Re:	Seattle Genetics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 27, 2008

File No. 000-32405

Dear Ms. Barros:

On behalf of Seattle Genetics, Inc. (“Seattle Genetics” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated April 4, 2008, in connection with the above-referenced Preliminary Proxy Statement. The numbered references below correspond to the paragraph numbers of the Staff’s letter. The italicized text sets forth the content of the Staff’s comment and our response follows.

Proposal No. 2

1.	Please disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to the Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 100,000,000 to 150,000,000.

The Company does not have any current plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to the Amended and Restated Certificate of Incorporation and will add the following sentence to the end of the fourth paragraph of page 15 of the definitive proxy statement to be filed by the Company and distributed to its stockholders:

“The Company does not have any current plans to issue any of the additional shares of Common Stock authorized by approval of this Proposal No. 2 and the Amendment.”

In accordance with the Staff’s request, the Company makes the following acknowledgements:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at (425) 527-4128.

Sincerely,

/s/ Kirk D. Schumacher
Kirk D. Schumacher
General Counsel

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